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Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

August 31, 2018

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Keith Gregory, Division of Investment Management

Re:	VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Gregory:

We are in receipt of your additional telephonic comment regarding the registration statement on Form N-1A for the Trust with respect to VanEck Vectors Video Gaming and eSports ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on June 14, 2018, and the Trust’s response letters dated August 23, 2018 and August 30, 2018 to comments previously provided by the Staff relating to the Fund (together, the “Prior Comments”). The Trust has considered your comment and has authorized us to make the response and change discussed below to the registration statement on its behalf.

Comment 1.	The Staff believes that the Fund’s 80% policy pursuant to Rule 35d-1, rather than using the term “significant,” should state that at least 50% of a company’s revenues must be generated from the video gaming and eSports segments. The Staff believes that the term “significant” is vague as to the amount of revenue that a company must earn from global video gaming and/or eSports to be considered a video gaming and/or eSports company.
Response 1.	We hereby acknowledge your comment. As discussed telephonically with Mr. Keith Gregory on August 30, 2018 and as stated in the Fund’s principal investment strategies, the Fund “normally invests at least 80% of its total assets in securities that comprise the Fund’s benchmark index” (the “Fund’s 80% Test”). Consequently, given that the Fund’s benchmark index has rules based criteria to select its video gaming and eSports component companies, the Fund’s 80% Test complies with the requirements of Rule 35d-1. As such, we have removed the other

80% test referenced in the Staff’s Prior Comments from the “Principal Investment Strategies” section.

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If you have any questions, please feel free to contact Tiina Vaisanen at (212) 649-8727 or me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss